FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2005


                           EXCEL MARITIME CARRIERS LTD
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F [X] Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_]  No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is the Management Agreement Termination Agreement (the "Management Agreement Termination Agreement") datd March 2, 2005 between Excel Maritime Carriers Ltd. (the "Company") and Excel Management Ltd., and attached hereto as Exhibit 99.2 is is Addendum No. 1 to the Management Agreement Termination Agreement.

ADDITIONAL INFORMATION

The Company files annual reports on Form 20-F (File No. 1-10137) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  March 14, 2005                     By: /s/ Christopher J. Georgakis
                                              ----------------------------
                                                  Christopher J. Georgakis
                                                  President and
                                                  Chief Executive Officer

02545.0001 #555258